2025 REPORT

Gryphon Online Safety, Inc.


GRYPHON
GRYPHON
GRYPHON

LETTER

Dear investors,

We are very excited with the growth of the new licensing business and have seen meaningful traction over the past year. This business is compelling for two reasons. First, there is significant global market potential for edge network protection as broadband adoption continues to expand worldwide. Second, by leveraging established global equipment manufacturers such as Nokia, Motorola, and other leading OEMs, we are able to scale distribution efficiently, accelerate time to market, and embed our technology directly into the infrastructure already trusted by service providers and consumers.

We need your help!

Investors can play a meaningful role in accelerating the growth of our licensing business. Strategic introductions to decision-makers at OEMs, broadband

operators, and global service providers can significantly shorten sales cycles and expand distribution. We are also launching a new round to grow the licensing business and investors can help promote this new round.

Sincerely,

John Wu

Co-Founder and CEO

Sanjeev Kumar

Member of the Board

Fleming Shi

Member of the Board

Arup Bhattacharya

CTO

How did we do this year?

REPORT CARD

A-

☺ The Good

We were able to operate profitably with our pivot to technology licensing model

Successfully launched licensed products with Motorola and Nokia

Subscription and licensing revenue have increased

☹ The Bad

Commercial launched with our licensed products time frames have all been pushed out

We are still very resourced constrained

Our direct-to-consumer products have not grown

2025 At a Glance

January 1 to December 31


$$$$

$2,552,040 **+7%**
Revenue



-$251,662
Net Loss


IOU!

$2,284,486 **[11%]**
Short Term Debt



$480,000
Raised in 2025



$167,000
Cash on Hand
As of 03/26/25

INCOME BALANCE NARRATIVE



Revenues
Profit
$2,389,044
-$548,952
$2,552,040
-$251,662
2024
2025

Net Margin: -10% **Gross Margin:** 75% **Return on Assets:** -12% **Earnings per Share:** -$0.01

Revenue per Employee: $110,958 **Cash to Assets:** 15% **Revenue to Receivables:** 2,608 **Debt Ratio:** 182%

Gryphon_Online_Safety_2025__1_.pdf

Gryphon_22_23_Audited_Financials.pdf

Gryphon_2023_2024_compiled_financial_statements.pdf

We ❤️ Our 490 Investors

Thank You For Believing In Us

Frederick Crawford
Alfonso Aduna
Thomas Frederick
Krinken Rohleder
Anthony Shay
Nikki Johnson
JJ Murray
Shine Jacob
Joseph Carlson-Oknich
Beau Russell
Chris Yu
Bob Winchester
Robby Hanovich
H Yellen
Sameh Gaballa
Husam Wedyan
Hussain Imax
Winston Allen
Arulmurugan Vaiyapuri
Petru Seracin
A.Elizabeth Orley
James Hu Gammon
Sait Polat
Louis Maldonado
Peter Curtis
Woodrow Wilson
Robert McCollough
Bob Ball
Fred J. Goldbach
Michael Burbidge
Dorothy Musa
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Alexcia Zesti
James Andrew Johnson
Darren Baker
Bela Robert Vincze
Anise Khan
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Jonathan Adams
Carrie Licht
Matthew Sommer
Joseph P Kenz
Neal Newhof
Roy Tolbert
Joshua Miller
Manuel Lazaro
Joe Graham
Benjamin Johnson
Mark Hinthorne
Joshua Olumuyide
Ryan Harris
Timothy Colleran
Sara Vong
Ginger Kenobbie
Taesha Spire-Sweet
Un Yong Kim
Laura Marie Symmes
Dru Maclin
Wilfred Cabahug
Aaron Barnard
Avi Laster
Greg Roskos
Randy Pigg
David Webb
Chris Lehman
Jordan Cezar

Donald Jannicelli
Dm JL
Christine Carneiro
Ashutosh Banerjee
Ximena Vaca
Brian Chang
Fleming Shi
Jon Ackerman
George Kokkatt
Niki Danou
Josh And Kaitlin Gustafson
Jose Sarabia
Alisha Wagner
Deshdeep Saxena
John Wisneski
Cliff Han
Yasmir Mitchell
Ali Abdulla Rashed...
Tony Faeth
Tim Cram
Ricardo Cevallos
Karen Falbo
Mba- Akuribila
Tim Binkley
Ricardo Silva
Kevin Romer
Timothy Serrott
Madhu Tummala
Peter Plimpton
Kate Neckers
Samuel Donaldson
Jansen Rensma
Gregory Miller
Tom Crawford
David Page
Dennard Beale
Hareesha...
Stephen Rodney
Ellen Ott
David Stotera
Geoff Labat
Gina Bauer
Steve Huang
Phil Harley
Lane Briggs
Atul Patel
Jesus Branca
Matthew DuMont
Sam Fish
Eugene Mc Elroy
Collene L Ottum
Brendan Schulman
Jamokay Taylor
Jeff Locher
Ibrahim Yusuf
Carson Everett
Brian Morin
Stuart H Saussy
Pejman Moradi
Charles Kelly
Eliezer Gajer
Kirstie R. ERICKSON
Brenda T
Tony Relyea
Andre McCarville
Shawn Dykstra

Anthony Davis
Johnny Evans
Lucy Hsu
Jeremi Snook
Lauri L
Darrin Moir
Matthew McCoy
Tim Colleran
Paul Lee
Vanessa Capozzi
Andrew Page
Nicky Magnuson
Stephanie Craig
Mohit Verma
Press Start
C M
Rob Bradley
Ibrahim L Hadad
Juan Heredia
Alec Greer
Rumailah Buenavente
Vicki Grossman
Ian Karamira
Eustachio Caporusso
Amrik S Mann
Harless B. Marcom
Steve Brady
Grigore B. Hreniuc
Ethan Ritchie
Tom O'Connell
Da Ja
Sarah Gillespie
Rodney C France Jr.
William Mandell
Brian Cullins
Joseph Gerlach
Scott Furgerson
Jaffar Alkhuzaie
Benjamin Jerome
Chris Klepec
Christy Davenport
Asmitaben Patel
David Milcetich
Ramon Ferguson-Walker
Arthur Murphy
Duane Mallory
Christopher Donovan
John Redmond
Patrick Kelly
James Phaneuf
M R
Jandjr Happy
Michael L Shilko
Charles L Simmons
Andrew KELLY
Rewati Gautam
Thomas Woore
Robert Jackson
Michael P Gretchen
Michael Hart
Josh Ansbridge
Mohammed Ruknuddeen
Edward V Blanchard
Jessica Parker
Jeffrey Becker
Andrew Tippin

Govind Ventures
Corey Redmond
Lindsay Bisby
Anthony Kemp Jr.
Corey Haines
Andy Lau
Blake Mayo
Ravi Kasibhatla
Carolina Forest Pharmacy
Sean Kelso
Matt Fradd
Ed Currie
Taqialdeen Zamil
Tom Cymer
John Royliston
Jorge Rivera
Ronald Carrasquillo
Dennis Smith
Joseph Barbaretta
Sanjeev Munjal
Mi Na Son
James Watson
Jed Karpinski
Jeffrey W Croomd
Jaya Satya Prakash...
Tom Ordanis
James Bailey
Kit Man Leung
Kenneth Fox
Dennis Billings
Jodie Striley
Augustine GONZALES
Kier Shapiro
Moonhee Cha
Meghan Byrne
Brian Stephensonn
Edward Orazine
R. Carlisle Haworth
Benjamin Li
Aimee Edmonds
Andy Gholson
Tobe Enechukwu
Michelle Grainger
Melita Hatton
Aaron Kranabetter
Preeti Walke
Alfonso John Camacho
Gert Opperman
Keluntang Barrow
Karen Tompkins
Ashley Fulton
Rebecca Manor
Okechukwu C. Ifediora
Ross Reynolds
Brenton Pyle
Mark Bos
Matt Gustafson
Badrikumar Patel
Jimmy Black
Steven Taylor
Rachel Witthoft
Chad Smith
Bethany McDonald
Charles Guerin
Nathan D Geurkink
Derek M

Jared Stein
Wyatt Brockbank
Michael Balle
Roderick Herron
Richard Clement
Charles Cohick
Kennedy Ifeh
Amy Aston
Rohit Gandhi
Matt Walsh
David & Joanna Crenshaw
Glenn Ballard
Sunil Kumar Reddy
Nicole Bibbee
Jess Bardin
Lyle Schrock
Ryan DellaCrosse
Katharine Spanish
Tristan Long
Charles Lim
Kaushik Ghoshal
Leon Dingle
Giles Walger
Jeff Venema
Robert Milliron
Marvin Minney
Pablo A Castro
Kevin Dunn
Joshua J Pike
Darnell TULLOCH
Joshua Chodniewicz
Ar Raheem Muhammad
Jonathan Estabrook
Matthew Hayward
Janice L Stinespring
Steven Rush
Connor Lankford
Mary B LUK
Chris Wieman
Brenda Speaker
James Williams
Allen Marcum
Max Good
Mahmood Siddiqui
Mrs. H
Anita Wang
Jebin George
Melissa Manzo
Edward Kelly Medlock
Matthew Troast
Greg Williams
Mohammed Al-Azba
Kevin Manoo
Stephen Singer
Steve Benoit
William Horwitz
David White
Caryl Guth
Chris Beerman
Kofi Smith
Jennifer J. Deal
Sarah Peter
Gabriel Temprano
Heather Allyn
Alex Abbott
Olalekan Oladele (Joseph

Timothy Dick
Brad Schultz
James A Lake
Inamulhaque Saboor
Sheshadri Madhokar
Dave Jenkins
J & S Wakefield
Jeff Hay
Chris Stohl
Sean A
James Kohliem
Phil Tasto
Manuel Romero
Veena Kondapalli
Jason Johnson
Sean Pugni
Joseph Karch
Erin M
Christian Verwiebe
Karla Tressler
Corey Redmond
Terry Robinson
Masaharu Shinya
Kanaiyalal R Madhvani
Brian Lake
Isabelle Hayen
Andrew Thompson
Cade Joiner
Lindale McFarlane
Edmond Parotte
Jorge Herrera
David Adams
Josh James
Timothy Wong
Brian Anikstein
Stephanie Carlson
Joe Lyons
Daniel Woodwick
Krista DeMaster
David Delatorre
Matthew Von Damm
Kristi Jurecka
Cheron Seaman
Jeremy Mann
Kristina O'Kelley
Madhava Padavala
Ran Lavie
Curtis Hartshorn
Thomas Lagarde
Josiah Bellah
Anthony Smith
Kimberly A Schneider
Kathryn Lane Cutler
Alan Wang
Scott McClurg
Joshua Ogundiran
Abdullah Almulla
Bassey Elimian
Shuang Wu
Andrea Esh
Thomas Galletly
Brian Thompson
Chad Kirlin
Matthew Wilkinson
Alexander Pulver
Ralph W Guida IV

Monica Sottos	Aravind Babu KADIYALA	Aaron Baird	Ahamed Mustafa	Eric C	Zakary Kessler
Jason Clark	Peter Bontorno	Donald Lloyd	Chad Peterson	Ali Tabei	Rebecca Shue DeSensi
Michael Swanner	Bryant L Payden Jr				

Thank You!

From the Gryphon Online Safety, Inc. Team



John Wu in

Co-Founder and CEO

Wireless and IoT entrepreneur with a record of successful products. One of the inventors of MiFi mobile hotspot. MiFi was recognized as the world's top 25 best technology gadgets of 2009. Holds 30 patents.



Arup Bhattacharya in

Co-Founder and CTO

Technology exec with 30+ years of experience in delivering innovation. Led MiFi software development. Led the team at PortalPlayer that developed multiple generations of the media chip that powered the Apple iPods....



Allan C in

VP of Business and Community Development

Marketing executive with over 10 years of digital marketing and business development experience. Launched and drove Gryphon sales to over $9M...



Sarah Kimmel in

Tech Support Manager

Family Tech Influencer with 20 years of IT management and support experience dealing with businesses and technology inside the home.



Catherine Hoving

Finance Manager

Finance manager with 30 years of experience in financial reporting with companies such as Western Wireless and Applied Microsystems.



Sanjeev Kumar

Board Member

Former founder and COO of Portal Player, sold to NVidia.

Details

The Board of Directors

Director	Occupation	Joined
Sanjeev Kumar	Partner @ The Kumar Law Firm PLLC	2019
Fleming Shi	CTO @ Barracuda Networks	2023
Arup Bhattacharya	CTO @ Gryphon Online Safety	2016
John Wu	CEO @ Gryphon Online Safety	2014

Officers

Officer	Title	Joined
Arup Bhattacharya	CTO	2016
John Wu	CEO	2014

Voting Power ⓘ

No one has over 20% voting power.

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
08/2016	$40,000		Regulation D, Rule 506(b)
01/2017	$212,500		Regulation D, Rule 506(b)

01/2018	$856,493		Regulation D, Rule 506(b)
05/2018	$971,565		Regulation Crowdfunding
11/2018	$567,000		Regulation D, Rule 506(b)
09/2019	$2,668,652	Preferred Stock	Regulation D, Rule 506(b)
04/2020	$41,666		Other
06/2020	$500,000		Other
08/2020	$250,000		Other
08/2020	$400,000		Regulation D, Rule 506(b)
08/2020	$148,500		Other
09/2020	$6,178,177	Preferred Stock	Regulation A+
09/2020	$250,000		Other
12/2020	$113,510		Section 4(a)(2)
12/2020	$47,095		Section 4(a)(2)
03/2021	$85,000		Other
12/2021	$0		Section 4(a)(2)
03/2022	$300,000		Regulation D, Rule 506(b)
05/2022	$120,000		Other
08/2022	$49,000		Other
08/2022	$150,000		Other
09/2022	$10,000	Safe	Regulation D, Rule 506(c)
09/2022	$217,288	Safe	Regulation Crowdfunding
11/2022	$55,000		Other
10/2023	$634,830	Safe	Regulation Crowdfunding
11/2023	$634,830		4(a)(6)
03/2024	$60,000		Other
12/2024	$227,185		4(a)(6)
04/2025	$80,000		Other
06/2025	$400,000		Other

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
08/15/2016	$40,000 ?	5.0%	25.0%	$3,750,000	08/15/2021
01/23/2017	$212,500 ?	5.0%	20.0%	$5,000,000	06/30/2021
01/03/2018	$856,493 ?	5.0%	25.0%	$7,500,000	06/30/2021
05/02/2018	$971,565 ?	5.0%	25.0%	$7,500,000	06/30/2021
11/21/2018	$567,000 ?	5.0%	30.0%	$6,500,000	11/21/2020
08/12/2020	$400,000 ?	0.0%	20.0%	$20,000,000	06/30/2021
03/03/2022	$300,000 ?	0.0%	0.0%	$35,000,000	12/31/2023 ?

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?

SBA	04/22/2020	$41,666	$0	1.0%	04/22/2022	
SBA Loan	06/24/2020	$500,000	$510,531	3.75%	06/24/2050	Yes
Sellers Funding	08/10/2020	$250,000	$0	16.5%	07/10/2021	
Sellers Funding	08/31/2020	$148,500	$0	15.77%	01/22/2024	Yes
Marius Sinke	09/18/2020	$250,000	$0	8.0%	09/18/2021	
Stripe Capital	03/10/2021	$85,000	$0	13.1%	07/10/2021	
Amazon Lending	05/27/2022	$120,000	$0	8.99%	11/27/2022	
Amazon Lending	08/02/2022	$49,000	$0	11.49%	05/02/2024	Yes
Seller Funding	08/31/2022	$150,000	$0	15.77%	01/22/2024	
Parafin Inc	11/01/2022	$55,000	$0	15.7%	10/12/2003	
Arup Bhattacharya	03/21/2024	$60,000	$56,722	15.0%	12/21/2024	Yes
John Wu	04/01/2025	$80,000	$7,147	15.0%	03/31/2026	Yes
HUM Capital	06/30/2025	$400,000	$185,119	15.3%	03/31/2027	Yes

Related Party Transactions

Name	The Kumar Law Firm
Amount Invested	$5,316
Transaction type	Other
Issued	12/31/2025
Relationship	Director

Fees paid for legal counsel on patent filings

Name	John Wu
Amount Invested	$80,000
Transaction type	Loan
Issued	03/01/2025
Outstanding principal plus interest	$7,147 as of 04/2026
Interest	15.0 per annum
Maturity	04/01/2026
Outstanding	Yes
Current with payments	Yes
Relationship	Founder

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series A 2	454,544	454,544	Yes
Series A 1	9,100,000	5,616,525	Yes
Series Seed Preferred	9,582,809	9,136,468	Yes

Common Stock	40,000000	10,756,391	Yes

Warrants: 446

Options: 1

Form C Risks:

The COVID-19 pandemic has affected how we are operating our business, and the duration and extent to which this will impact our future results of operations and overall financial performance remains uncertain.

Approximately 83% of revenue is generated through one online seller. The loss of the ability to sell the Company's products via this online seller would cause a significant negative impact on the Company's operations.

Quality management plays an essential role in determining and meeting customer requirements and improving the Company's products and services.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, and a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us could have an adverse effect on our business and our reputation.

The Company relies on other companies to produce/obtain components and manufacture the product. Disruptions in the supply chain and the manufacturing process and heavy reliance on a few suppliers can expose the company to shortages and disruptions in its supply and service.

We face substantial competition and our inability to compete effectively could adversely affect our sales and the results our of operations.
We operate in intensely competitive markets that experience frequent technological developments, changes in the industry and regulatory standards, changes in customer requirements, and frequent new product introductions and improvements. If we are unable to anticipate or react to these competitive challenges, or if existing or new competitors gain market share in any of our markets, our competitive position could weaken, and we could experience a decline in our revenues that could adversely affect our business and operating results. To compete successfully, we must maintain an innovative research and development effort to develop new solutions and enhance our existing solutions, effectively adapt to changes in the technology or product rights held by our competitors, appropriately respond to competitive strategies, and effectively adapt to technological changes. If we are unsuccessful in responding to our competitors or to changing technological and customer demands, our competitive position and our financial results could be adversely affected. Many of our competitors have greater financial, technical, marketing, or other resources than we do and consequently, may have the ability to influence customers to purchase their products instead of ours. Further consolidation within our industry or other changes in the competitive environment could result in larger competitors that compete with us. We also face competition from many smaller companies that specialize in particular segments of the market in which we compete.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant

reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The Company's projections are based on new revenue and distribution channels. Success in each channel is dependent on many factors such as exposure and willingness of the channel to market the product as well as the effectiveness of the marketing message. There is no guarantee these forecasts will come to fruition and the Company may struggle to achieve expected projections

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our website, or otherwise communicate and interact with us. We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations, and other persons, any of which could have an adverse effect on our business, financial condition, and the results of our operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expenses due to increased investment in technology and the development of new operational processes.

An intentional or unintentional disruption, failure, misappropriation, or corruption of our network and information systems could severely affect our business. Such an event might be caused by computer hacking, computer viruses, worms, and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks, and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers, and damage to our plant, equipment, and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation, or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company has not filed a Form D for its offerings of convertible notes in 2016 and 2017.
The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company has ongoing litigation that is on hold but may become active again if the suing party can successfully complete its IPR review. We may also be sued by other third parties for alleged infringement of their proprietary rights, which could be costly, time-consuming, and limit the Company's ability to use certain technologies in the future.

We may implement new lines of business or offer new products and services within existing lines of business.
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition, or results of operations may be adversely affected.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In

addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The is a sustained geopolitical risk that may impact our supply chain and our ability to source products that will have an impact on our ability to sell our products.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business. Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us with a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented, or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants, and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time, and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon

the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor

and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;

the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Gryphon Online Safety, Inc.

Delaware Corporation
Organized June 2014
23 employees
10265 Prairie Springs Road
San Diego CA 92127 http://www.gryphonconnect.com

Business Description

Refer to the Gryphon Online Safety, Inc. profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Gryphon Online Safety, Inc. is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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